September 4 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Lulu Cheng and Irene Paik

Re:	Hyperliquid Strategies Inc
Draft Registration Statement on Form S-4
Submitted August 1, 2025
CIK No. 0002078856

Dear Ms. Cheng and Ms. Paik:

On behalf of Hyperliquid Strategies Inc (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 28, 2025 (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form S-4, submitted to the Commission by the Company on August 1, 2025 (the “Draft Registration Statement”).

The Company is concurrently filing with the Commission this letter and the Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Registration Statement.

Draft Registration Statement on Form S-4

Cover Page

1.

Please revise to disclose here, in the Notice of Special Meeting of Shareholders, and in Questions and Answers (i) the number of shares of Pubco Common Stock offered in connection with the Business Combination, (ii) the price per share of the Pubco Common Stock, (iii) the value of the consideration that the Sonnet stockholders, the Advisor, and Rorschach are receiving in connection with the Business Combination, and (iv) the aggregate value of the consideration that Sonnet stockholders are receiving.

Response: The Company has revised its disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

2.

Please revise to disclose the ownership percentage of Pubco Common Stock following the Business Combination by the Sonnet stockholders, PIPE Subscribers, Rorschach equity holders, and the Advisor, respectively at Closing on a fully-diluted basis. To the extent the ownership percentages provided elsewhere are not presented on a fully diluted basis, please also provide such information.

Response: The Company has revised its disclosure on the cover page of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

Summary

Certain Agreements Related to the Transactions

Initial PIPE Purchase Agreements, page 19

3.

Please reconcile your disclosures here and on page 99, with your disclosures on pages 88 and 118 relating to the closing status of, the amount of gross proceeds from, and the conversion of the convertible notes relating to, the Initial PIPE Offering.

Response: The Company has revised its disclosure on pages 19, 88, 99 and 118 of the Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to HYPE and Hyperliquid, page 24

4.	Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.
Response: The Company has revised its disclosure on pages 29 and 206 of the Registration Statement in response to the Staff’s comment.

5.	Please add additional risk factors that address potential impacts to the price of HYPE, such as competition from other crypto assets and the lack of adoption of HYPE.
Response: The Company has revised its disclosure on pages 25, 29, 30 and 31 of the Registration Statement in response to the Staff’s comment.

HYPE is a highly volatile asset, page 24

6.	Please revise to include quantitative examples of HYPE’s historic price volatilities.
Response: The Company has revised its disclosure on page 25 of the Registration Statement in response to the Staff’s comment.

HYPE and other digital assets are novel assets, page 25

7.	Please revise to update the status of SEC actions against Uniswap Labs and OpenSea.
Response: The Company has revised its disclosure on page 25 of the Registration Statement in response to the Staff’s comment.

Our HYPE treasury strategy subjects us, page 26

8.

Please revise to describe in greater detail the policies and procedures you have implemented and maintain to promote compliance with applicable anti-money laundering and sanctions laws and regulations.

Response: The Company has revised its disclosure on page 26 of the Registration Statement in response to the Staff’s comment.

HYPE is created and transmitted through the operations, page 28

9.	Please revise to discuss recent examples of disruptions to the HYPE network.
Response: The Company has revised its disclosure on page 28 of the Registration Statement in response to the Staff’s comment.

We face risks relating to the custody of our HYPE, page 28

10.

We note your statement on page 201 that “Pubco intends to hold substantially all of its HYPE in custody account at one or more well regarded crypto custodians (emphasis added).” Please revise your disclosure to discuss the risks associated with completing the offering without having a custodial arrangement in place.

Response: The Company supplementally advises the Staff that the Company has engaged Anchorage Digital Bank National Association, as custodian. The Company has revised its disclosure on pages 28, 29 and 205 of the Registration Statement accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

11.	Please revise your risk factor discussions to address the possibility that any insurance coverage provided by any custodian may be shared among all of such custodian’s customers.
Response: The Company has revised its disclosure on page 29 of the Registration Statement in response to the Staff’s comment.

Due to the unregulated nature and lack of transparency, page 30

12.	Please discuss in more detail the risks of front-running, wash-trading, and security failures or operational problems at HYPE trading venues and the potential impact on your business.
Response: The Company has revised its disclosure on page 30 of the Registration Statement in response to the Staff’s comment.

Risks Associated with Staking HYPE, page 31

13.

We note your disclosure relating to slashing and penalties. Please revise to describe in greater detail how slashings and penalties are implemented on-chain. Please also disclose the number of times that slashing has been applied on the HYPE network.

Response: The Company has revised its disclosure on page 31 of the Registration Statement in response to the Staff’s comment.

14.

We note your disclosure that staking HYPE involves inherent risks and that “holders who may stake HYPE (‘Stakers’) should carefully consider these factors before participating.” We also note your last sentence on page 31 that “Stakers bear full responsibility for selecting validators and managing their delegations.” Please revise your disclosure to clarify whether you are providing investors the ability to stake.

Response: The Company has revised its disclosure on page 31 of the Registration Statement in response to the Staff’s comment.

Risks Related to the Transactions and Pubco Following Consummation

If Pubco or its third-party service providers experience a security breach, page 37

15.	Please revise to discuss recent examples of security breaches to the HYPE network.
Response: The Company supplementally advises the Staff that it is not aware of any security breaches to the HYPE network. The Company has revised its disclosure on page 37 of the Registration Statement accordingly.

The Transactions

Background of the Transaction, page 85

16.

We note your disclosure that Chardan approached over 40 potential counterparties and Sonnet separately approached approximately 60 life sciences companies, but this did not result in negotiations of a potential transaction. Please expand your disclosure to clarify whether there were any potential counterparties that expressed interest in a potential transaction and, if so, why you decided not to pursue these potential transactions.

Response: The Company has revised its disclosure on page 86 of the Registration Statement in response to the Staff’s comment.

17.

Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at meetings, and how you reached final agreement on such terms. Such terms include, but are not limited to, the purchase price of shares, the percentages held in the combined company by each party, the size of the PIPE investment, the terms of the CVR Agreement, the reimbursement expense, material termination provisions and termination fees.

Response: The Company has revised its disclosure on pages 86-88 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

18.	We note your reference on page 104 to “Sonnet’s negotiated equity value of $4.8 million.” Please describe in this section the negotiations that led to Sonnet’s equity valuation.
Response: The Company has revised its disclosure on page 86-88 of the Registration Statement in response to the Staff’s comment.

19.

Please revise your disclosure to clarify whether the representatives of Chardan representing Sonnet and Rorschach included any of the same individuals. In addition, we note your disclosure that on June 11, 2025, representatives from Chardan, representatives from Sonnet, and representatives from Roschach attended an introductory meeting to discuss Rorschach’s proposal for a potential merger between Rorschach and Sonnet. Please clarify whether the representatives of Chardan for both Sonnet and Rorschach were present.

Response: The Company has revised its disclosure on page 86-88 of the Registration Statement in response to the Staff’s comment.

20.

Please revise your disclosure to clarify the date that Chardan resigned as Sonnet’s financial advisor. Please also disclose how Chardan determined to represent Rorschach over Sonnet in the transaction, any policies or procedures in place as Chardan represented both parties in the negotiation of the term sheet, and the risks attendant to the potential conflict of interest of representing both sides in the negotiation of the term sheet.

Response: The Company has revised its disclosure on page 86-88 of the Registration Statement in response to the Staff’s comment.

Analysis of Precedent Reverse Merger Transactions, page 105

21.

Please revise to disclose if the selected precedent reverse merger transactions include all life sciences reverse merger transactions commencing in January 2018 to the extent information was publicly available, or if a subset of reverse merger transactions were used, and if so, disclose the parameters for such selection.

Response: The Company has revised its disclosure on page 105 of the Registration Statement in response to the Staff’s comment to reflect that the selected transactions include all of the life sciences reverse merger transactions commencing in January 2018.

Certain Material U.S. Federal Income Tax Consequences of the Business Combination, page 131

22.

We note your disclosure addresses only “certain” material U.S. federal income tax consequences. Please revise your disclosure throughout the proxy statement/prospectus to clarify that you are addressing the material U.S. federal income tax consequences as opposed to “certain” material U.S. federal income tax consequences. For guidance, please refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: The Company has revised its disclosure throughout the Registration Statement, including on pages 131, in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 134

23.

We note disclosure throughout the filing “it is expected that Pubco will hold approximately $583.3 million in HYPE...and have cash of at least $304.7 million.” We also note disclosure that “certain investors shall...contribute at least $200.0 million in HYPE Tokens Value, and certain investors may contribute cash to the Company.” Please clarify the amount, including whether the investors have already entered into the contribution agreements and the specific quantities of HYPE tokens and/or cash that are contractual or probable under the agreements.

Response: The Company has revised its disclosure on page 135 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

24.

Please tell us why you are using a stated value of $46.372 per token to value the HYPE in the pro forma balance sheet. As part of your response, please cite the authoritative literature you relied upon to support this per token amount in your pro forma adjustments.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 135-143 of the Registration Statement utilizing the market value of HYPE as of August 28, 2025.

Note 2. Estimated Consideration and Preliminary Purchase Price Allocation, page 139

25.	With reference to the bullet points for Equity consideration and Estimated direct transaction costs, please respond to the following:

●	Please reconcile the 12,062,549 shares of Pubco common stock to the 8,776,437 shares in adjustment (AA) on page 142.
●	Please tell us how you determined the equity consideration value of $119.9 million and relate your response to the market capitalization of Sonnet and the valuation of the common shares of Pubco in the subscriptions at $1.25 per share. Refer to ASC 805-50-30-2.
●	Please tell us how you determined the value of $23.1 million for the Advisor Shares and Advisor Warrants.

Response: The Company has revised its disclosure on pages 135-143 of the Registration Statement in response to the Staff’s comment.

With respect to the Staff’s first bullet, the Company has updated adjustment (AA) to be consistent with the estimated shares of Pubco common stock that will be issued to the legacy Sonnet stockholders.

With respect to the Staff’s second bullet, the Company notes that the equity consideration of $119.9 million was determined using the latest market price of Sonnet’s publicly traded shares as of July 23, 2025, which the Company believes represents the most clearly evident and, thus, more reliable measurable value exchanged as required by ASC 805-50-30-2. The Company notes that this amount exceeds Sonnet’s market capitalization and the $1.25 per share subscription price, but notes that the appreciation in the stock price as well as further appreciation once the proposed transaction closes was expected by the counterparties as part of agreeing to the transaction.

With respect to the Staff’s third bullet, the Company has updated the disclosure on Page 140 to explain how the value ascribed to the Advisor Shares and Advisor Warrants was determined.

26.

It appears from Note 2 that you are accounting for the transaction with Rorschach as an asset acquisition and recording the assets acquired at fair value. We note from page F-51 that on July 2, 2025, Rorschach acquired all of the issued and outstanding stock in Hyperliquid Strategies Inc for no consideration. Please tell us how you considered whether the transaction was a reorganization of entities under common control.

Response: The Company has revised its disclosure on pages 135-143 of the Registration Statement in response to the Staff’s comment. The Company has concluded that the Rorschach Merger and related transactions are a reorganization of entities under common control and that the Closing PIPE proceeds will be recorded based on the fair value of consideration received in the form of cash and HYPE tokens.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

Note 3. Historical Adjusted Financial Information, page 141

27.	With respect to the adjustments to Sonnet’s historical financial statements, please respond to the following:

●	For adjustments A and C, please tell us where you reflect the issuance of the Series 5 convertible preferred stock.
●	Tell us how you considered the outstanding Sonnet warrants that include provisions that could require cash settlement at the option of the holder upon the occurrence of a fundamental transaction in your pro forma presentation, including why you assume no cash settlement.

Response: The Company has revised its disclosure on page 142 of the Registration Statement in response to the Staff’s comment.

Note 4. Transaction Accounting Adjustments, page 141

28.	Please respond to the following regarding the transaction accounting adjustments:

●	For adjustment (B), tell us why you eliminate Sonnet’s warrant liabilities.
●	For adjustment (AA), tell us how you determined the 8,776,437 shares expected to be issued to the pre-acquisition equity holders of Sonnet. Also, explain how you considered the weighted average shares outstanding historically for Sonnet and why those shares are included in the pro forma combined amounts shown on pages 137 and 138.

Response: The Company has revised its disclosure on pages 142-143 of the Registration Statement in response to the Staff’s comment. With respect to the Staff’s second bullet, the Company has updated adjustment (AA) to be consistent with the estimated shares of Pubco common stock that will be issued to the legacy Sonnet stockholders. This gives effect to the Sonnet Acquisition, the Closing PIPE, and related transactions as if the Pubco common stock issued to legacy Sonnet stockholders had occurred on October 1, 2023.

Business of Sonnet, page 150

29.

Please revise your disclosure in this section as appropriate to update the development status of your product candidates. For example purposes only, we note your disclosure regarding your expectation to report topline efficacy data from the Phase 1 SB101 clinical trial of SON-1010 in the first half of calendar year 2025 and your “upcoming milestone” of an IND submission for SON-1210 in the first quarter of calendar year 2025. In addition, please discuss whether Sonnet plans to continue its research and development as disclosed following the Business Combination. In this regard, we note your disclosure that certain development projects have been placed on hold while Sonnet seeks partnering opportunities. Please disclose with specificity the development projects you are continuing and any updated milestones.

Response: The Company has revised its disclosure on pages 151-170 of the Registration Statement in response to the Staff’s comment.

Information About Rorschach and Pubco

Overview, page 197

30.

Please revise to discuss the Advisor/Sponsor’s experience with digital assets. In this regard, we note your disclosures throughout that the Advisor/Sponsor “will provide technical advisory services to Pubco related to the digital asset ecosystem, including Hyperliquid and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services, and other strategic advice regarding digital assets treasury operations for a term of five years.” We also note your disclosure on page 205 that Rorschach has “limited operating history” and “limited historical financial information” upon which to base an evaluation of their performance.

Response: The Company has revised its disclosure on page 201 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

HYPE Strategy, page 197

31.	Please revise to discuss in greater detail the material aspects of your HYPE treasury strategy, including without limitation:

●	A more detailed description and quantification of your “working capital requirements,” including whether this involves continuing the research and development of Sonnet’s product candidates.
●	Any policies and procedures you have in place or intend to adopt that govern when you exchange cash for HYPE and when you convert your HYPE to cash.

Response: The Company has revised its disclosure on pages 201 and 202 of the Registration Statement in response to the Staff’s comment.

HYPE Staking Strategy, page 198

32.	Please revise to provide a materially complete description of your proposed staking program, including, but not limited to:

●	Whether you will engage third-party staking providers, and your criteria and selection process for such staking providers.
●	The percentage of your HYPE holdings that will be staked.
●	How staking rewards are calculated.
●	Any policies with respect to the use of proceeds from staking rewards.
●	Any risk management practices to manage liquidity risks associated with staking.
●	The custody arrangements for staked HYPE.

Response: The Company has revised its disclosure on pages 202 and 203 of the Registration Statement in response to the Staff’s comment.

Strategic Focus on HYPE-Treasury Companies, page 198

33.

You state here that you intend to accumulate HYPE and that you may selectively deploy a portion of your HYPE holdings or future proceeds into income-generating activities or opportunistic M&A transactions involving HYPE-aligned businesses. Please revise to clarify whether the primary focus of the business will be to accumulate HYPE and benefit from its appreciation, or whether the HYPE reserve will be used to support or finance other operating activities. Please also revise to describe in greater detail what you mean by “HYPE-aligned businesses.”

Response: The Company has revised its disclosure on page 201 of the Registration Statement in response to the Staff’s comment.

Overview of the HYPE Token and the Hyperliquid Ecosystem, page 198

34.	Please revise to further:

●	Describe the lifecycle of a HYPE transaction.
●	Provide example use cases for HYPE.
●	Discuss the current and circulating supply of HYPE, the vesting schedule of HYPE, how new HYPE is created, any burn mechanism, the amount of HYPE locked up and the related unlocking schedule, and any inflationary or deflationary mechanism. In this regard we note your disclosure that the maximum supply is capped at 1 billion tokens, and the approximate yearly reward rate on staked/delegated HYPE is 2.37%.
●	Describe the role of the Hyper Foundation in the governance of HYPE, and your relationship with the Hyper Foundation, if any.

Response: The Company has revised its disclosure on page 203 of the Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 4, 2025

Implementation Timeline, page 201

35.

Please revise to disclose a more detailed timeline of the building of your HYPE treasury for the next twelve months, the implementation of your plans to generate HYPE yield, and any planned investments in “HYPE-aligned businesses.” Include an estimate of the cost of each step, the sources of capital of each step and the challenges you may face.

Response: The Company has revised its disclosure on page 202 of the Registration Statement in response to the Staff’s comment.

Custody of Pubco’s HYPE, page 201

36.	Please revise to disclose whether Pubco will consider the availability and amount of insurance coverage as factors in its evaluation and selection of custodians.
Response: The Company has revised its disclosure on page 205 of the Registration Statement in response to the Staff’s comment.

37.

We note your statement that “Pubco’s custodial services agreements will generally specify that the private keys that control the HYPE will be held in offline or ‘cold’ storage (emphasis added).” Please revise to describe the circumstances under which the private keys may be held outside of cold storage.

Response: The Company has revised its disclosure on page 205 of the Registration Statement in response to the Staff’s comment.

38.

Please revise to disclose your evaluation and selection criteria and process for counterparties related to purchases and sales of HYPE, and the material proposed terms of your agreements with your counterparties.

Response: The Company has revised its disclosure on page 205 of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 216

39.

We note your disclosure on page 201 that Pubco intends to utilize affiliates of its HYPE custodians to execute HYPE acquisition and disposition transactions on its behalf. Please revise to discuss potential conflicts of interests associated with this arrangement.

Response: The Company has revised its disclosure on page 205 of the Registration Statement in response to the Staff’s comment.

* * *

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Jason Simon, Esq.
Jason Simon, Esq.

cc: David Schamis – Chief Executive Officer

Hyperliquid Strategies Inc